Hydrofarm Holdings Group, Inc.

290 Canal Road

Fairless Hills, Pennsylvania 19030

(707) 765-9990

April 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

RE:	Hydrofarm Holdings Group, Inc. Registration Statement on Form S-1
File No. 333-255510
Acceleration Request

Dear Taylor Beech:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Hydrofarm Holdings Group, Inc. (the “Company”), that the Securities and Exchange Commission, accelerate the effective date of the Registration Statement to Wednesday, April 28, 2021, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please call Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 935-3000 with any comments or questions regarding the Registration Statement.

Very truly yours,

Hydrofarm Holdings Group, Inc.

By:	/s/ William Toler
Name:	William Toler
Title:	Chief Executive Officer

cc:            Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.